Exhibit 1
                                                                       ---------


For immediate release                                             2 January 2009

                                 WPP plc ("WPP")




                  Voting rights and Capital 31st December 2008


WPP confirms that its capital consists of 1,259,337,686 ordinary shares with voting rights.

The figure of 1,259,337,686 may be used by share owners as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change in their interest in WPP, under the FSA's Disclosure and Transparency Rules.

Contact: Feona McEwan, WPP